

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2012

Via Facsimile
Dennis Durkin
Chief Financial Officer
Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, CA 90405

> **Re: Activision Blizzard, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 001-15839**

Dear Mr. Durkin:

We have reviewed your letter dated May 22, 2012 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 8, 2012.

General

1.   We note based on a press release on your website dated May 31, 2012 that a settlement was reached in connection with the Infinity Ward dispute. Please provide us with a summary of the terms and the amount of the settlement. Additionally, tell us how much of the settlement was accrued in your historical financial statements and discuss the quantitative impact any amounts in addition to what was previously accrued will have on your quarterly and annual consolidated financial statements.

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of significant accounting policies

Revenue Recognition

Subscription Revenues, page F-14

2.   We note based on certain aspects of your response to prior comment 5 that you appear to be utilizing the software revenue recognition guidance pursuant to ASC 985-605 to account for subscription revenues from *Call of Duty Elite* memberships. Please confirm if our understanding is correct. As part of your response, please address the following:

- Discuss the basis for and accounting literature relied on with regard to your method of recognizing revenue based on the lower of (i) the cumulative vendor-specific objective evidence ("VSOE") of content delivered or (ii) ratable recognition of revenues over the subscription period that has lapsed. Please also explain what "cumulative VSOE" of content delivered represents and how such amount is determined. As part of your response, please explain to us how you concluded your accounting was appropriate given that you do not have VSOE of the undelivered services.

- Discuss your accounting for multiple-element arrangements that include a *Call of Duty* software title sold with a *Call of Duty Elite* membership.

       You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief